Exhibit 99.1

Klondex Modifies NYSE MKT Exchange Symbol to “KLDX”

Vancouver, BC – October 6, 2015– Klondex Mines Ltd. (“Klondex” or the “Company”) announced yesterday that its common shares were approved to begin trading on the NYSE MKT LLC (“NYSE MKT”) on October 7, 2015 under the symbol “KDX”. Upon the NYSE’s re-examination it was determined that the symbol “KDX” is unavailable and, as such, the Company has selected “KLDX” as its NYSE MKT symbol.

As previously announced, the Company’s shares will continue to be listed on the Toronto Stock Exchange under the symbol “KDX” and Klondex will withdraw its shares from listing on the OTCQX concurrent with listing on the NYSE MKT.

About Klondex Mines Ltd. (www.klondexmines.com)

We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two mineral properties: the Fire Creek project and the Midas project ore milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.

For More Information

John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com

Forward-looking Information

This press release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation, including but not limited to information about the timing of the beginning of trading and the benefits of listing on the NYSE MKT.  This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. We assume no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond Klondex’s control, including risks associated with the failure to continue satisfying the listing requirements of the NYSE MKT on the anticipated listing date, failure to achieve the anticipated benefits therefrom and other risks identified in Klondex’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively.